Exhibit 99.1

Nexxen Reports Record Third Quarter 2026 Financial Results

Delivered record Q3 Contribution ex-TAC and programmatic revenue, highlighted by continued enterprise momentum and 39% year-over-year CTV revenue growth, alongside a 22% year-over-year increase in

Adjusted EBITDA

Reaffirmed full-year 2026 Contribution ex-TAC, programmatic revenue and Adjusted EBITDA guidance following three top line guidance increases earlier this year

Extended $40 million share repurchase program authorization and currently expects to resume share repurchases in the second half of Q4 2026

NEW YORK, November 12, 2026 — Nexxen International Ltd. (NASDAQ: NEXN) (“Nexxen” or the “Company”), the advertising technology platform powered by unique data and media, announced today its financial results for the three and nine months ended September 30, 2026.

Q3 2026 Financial Highlights

•	Record Q3 Contribution ex-TAC of $100.3 million, up 8% year-over-year.

•	Record Q3 programmatic revenue of $97.8 million, up 9% year-over-year.

•	Record Q3 CTV revenue of $34.1 million, up 39% year-over-year.

•	Programmatic revenue increased to 95% of total revenue, compared to 94% in Q3 2025.

•	CTV revenue increased to 35% of programmatic revenue, compared to 27% in Q3 2025.

•	Video revenue represented 66% of programmatic revenue, compared to 70% in Q3 2025.

•	Adjusted EBITDA of $34.5 million, up 22% year-over-year, representing a 34% Adjusted EBITDA margin on both a Contribution ex-TAC and total revenue basis, compared to $28.2 million and a 30% Adjusted EBITDA margin on a Contribution ex-TAC and total revenue basis in Q3 2025.

•	$152.9 million in cash and cash equivalents, no long-term debt and $50 million available under the Company’s undrawn revolving credit facility as of September 30, 2026.

“We delivered record Q3 Contribution ex-TAC and programmatic revenue, highlighted by strength across enterprise, CTV, mobile in-app and data products, while returning to Adjusted EBITDA growth and margin expansion following three top line guidance increases earlier this year,” said Ofer Druker, Chief Executive Officer of Nexxen. “Our investments across data, AI, CTV, mobile in-app and platform capabilities are driving tangible results, supporting what we believe are continued share gains across agencies, brands and major holding companies.”

Mr. Druker added, “We are also advancing our strategy to capitalize on the AI-driven transformation of the advertising ecosystem. As Nexxen has evolved, we think of ourselves not simply as a DSP, data platform and SSP, but increasingly as an AI-native, full-funnel performance advertising platform, powering better outcomes for both buyers and sellers while enabling them to transact directly in a streamlined, transparent and unified agentic environment. As AI agents play a greater role, we believe Nexxen’s in-platform and interoperable agentic capabilities, powered by nexAI, unique data and end-to-end infrastructure, position us to help lead that evolution. Based on preliminary results, we believe October was our best top line month ever, and with momentum accelerating across our key growth engines, we believe Nexxen is well-positioned to deliver an all-time record quarter in Q4 and enter 2027 from a position of strength.”

Financial Guidance and Outlook

•	Nexxen reaffirms its prior full-year 2026 financial guidance following three top line guidance increases earlier this year:

o	Contribution ex-TAC in the range of $388 - $402 million, representing approximately 12% year-over-year growth at the midpoint

o	Programmatic revenue in the range of $380 - $393 million, representing approximately 13% year-over-year growth at the midpoint

o	Adjusted EBITDA in the range of $122 - $132 million, representing approximately 10% year-over-year growth and an Adjusted EBITDA margin of 32% on a Contribution ex-TAC basis at the midpoint

•	The Company’s reaffirmed guidance reflects continued year-over-year momentum across enterprise customers, increased end-to-end platform utilization and strength within CTV, mobile in-app and data products thus far in Q4 2026. Based on current visibility, including preliminary unaudited results for October, which the Company believes represented its best top line month ever, management anticipates all-time record Contribution ex-TAC and programmatic revenue in Q4 2026.

•	While Nexxen benefitted from political advertising related to the U.S. mid-term election cycle in Q3 and early Q4 2026, management does not expect political revenue comparisons to represent a meaningful growth headwind in 2027.

•	Management currently anticipates all-time record CTV revenue in Q4 2026, driven by broad-based momentum across Nexxen’s end-to-end CTV solutions and the continued ramp of Nexxen TV Home Screen, which is progressing in line with management’s expectations. Based on early results and a strong pipeline, management continues to believe the offering will represent an increasingly meaningful growth catalyst into 2027 and beyond.

•	Management currently expects sequential and year-over-year Adjusted EBITDA growth and margin expansion in Q4 2026, with most incremental Contribution ex-TAC expected to flow to the Company’s Adjusted EBITDA, demonstrating the operating leverage enabled by Nexxen’s end-to-end model. The Company intends to continue investing in AI, data and infrastructure, alongside performance-based CTV and mobile in-app capabilities, to support long-term programmatic revenue growth and operating leverage.

Q3 2026 Operational Highlights and Recent Developments

•	Significantly enhanced Nexxen’s unique data capabilities, enabling additional differentiated signals to enter its platform faster, improving ease of use and performance, advancing nexAI and supporting the Company’s long-term growth opportunities. Nexxen launched new first-party data onboarding capabilities that allow customers to prepare audiences for activation in 24 hours or less, supported by an enhanced Unified Identity Graph that incorporates additional online and offline signals and nearly doubles Nexxen’s global identity footprint.

•	Advanced Nexxen’s in-platform and interoperable agentic AI capabilities, expanding how customers can interact with and derive value from its platform while creating new growth opportunities. Nexxen now has several live in-platform agents spanning key customer workflows including reporting, QA, audience intelligence, incremental spend analysis and campaign and deal troubleshooting, with additional agents expected to be released in the coming quarters. These capabilities are also accessible through Nexxen’s MCP integrations, alongside a broader suite of AI-driven tools supporting campaign management workflows. Eight agency and holding company partners are now actively testing or utilizing Nexxen within their own AI-driven environments, with initial feedback indicating the Company’s agentic capabilities are advanced relative to other platforms.

•	Drove continued enterprise momentum in Q3, generating over 40% year-over-year Contribution ex-TAC growth from enterprise customers that access the Nexxen DSP on a self-service or platform-managed basis and activating many additional advertisers through them, with several citing Nexxen’s data capabilities and agentic AI solutions as key catalysts. Enterprise customers have continued to consolidate spend and expand their use of Nexxen’s combined data, media and technology solutions, driving greater end-to-end platform utilization. Third-party studies, including from DISQO, an independent advertising effectiveness measurement provider, have highlighted double- to triple-digit percentage improvements across metrics such as awareness, conversion, campaign performance and cost efficiencies on campaigns run through Nexxen compared to peer platforms, which the Company believes supports the benefits of its end-to-end strategy.

•	Advanced Nexxen TV Home Screen through the standardization of Smart TV home screen inventory specifications across OEMs, expanding Nexxen’s long-term CTV revenue opportunity. Nexxen TV Home Screen, now also available across EMEA, provides access to premium inventory from V (formerly VIDAA), TCL, TiVo Ads and others, with additional major OEMs in testing or active discussions. Programmatic access is supported through Nexxen DSP and other industry-leading platforms, including The Trade Desk, Google’s Display & Video 360 and StackAdapt, with spend scaling in line with expectations thus far in Q4 and a strong pipeline supporting continued growth.

•	Expanded CTV media footprint through recent integrations with premium partners including Disney, Sling TV and others, further strengthening Nexxen’s CTV coverage, which the Company believes ranks among the industry’s highest.

•	Increased programmatic access to premium CTV formats, making pause ad inventory from partners including DIRECTV Advertising available through Nexxen SSP to buyers using Nexxen DSP and other leading third-party DSPs.

•	Deepened Nexxen’s partnership with Omnicom’s Acxiom, integrating its consumer intelligence and audience data into Nexxen Discovery to combine interest, purchase and household-level insights with Nexxen’s contextual, behavioral and viewership signals, enabling advertisers to more precisely identify, refine and activate audiences across channels.

•	Integrated with Shopify, enabling advertisers to connect first-party online and offline e-commerce purchase and conversion signals directly to Nexxen’s unified platform to support measurement and attribution across Nexxen DSP.

•	Completed the wind-down of RhythmInfluence, Nexxen’s non-programmatic influencer marketing business. The wind-down did not have a material impact on Contribution ex-TAC or Adjusted EBITDA during Q3 2026, nor is it expected to materially impact these measures in Q4 2026. Management continues to evaluate strategic options for its remaining non-programmatic business lines.

Share Repurchase Program and Capital Allocation Updates

•	Nexxen’s strong balance sheet and robust cash generation, alongside its absence of long-term debt, provide financial flexibility to simultaneously invest in organic growth, pursue disciplined acquisition opportunities and return capital to shareholders:

o	Nexxen completed its additional $15 million investment in V (formerly VIDAA) during Q3 2026, bringing its total investment to $60 million, representing approximately 6% equity ownership.

o	The Company did not repurchase shares during Q3 2026, as management prioritized maintaining financial flexibility while actively evaluating disciplined bolt-on acquisition opportunities and continuing to invest across Nexxen’s strategic priorities, including AI, data, platform capabilities and go-to-market execution.

o	The Company extended its share repurchase program authorization of up to $40 million and currently expects to resume share repurchases in the second half of Q4 2026. Since March 1, 2022, Nexxen has repurchased 30,928,265 shares, or approximately 39.9% of shares outstanding, investing approximately $265.3 million.

o	Management continues to actively evaluate bolt-on acquisitions that can enhance the Company’s platform capabilities, competitive positioning and long-term growth, with a focus on opportunities that management expects would be accretive to Contribution ex-TAC and Adjusted EBITDA.

Financial Highlights for the Three and Nine Months Ended September 30, 2026 ($ in millions, except per share amounts)

	Three months ended September 30			Nine months ended September 30
	2026	2025	%	2026	2025	%
IFRS Highlights
Revenue	102.9	94.8	9%	290.3	264.1	10%
Programmatic revenue	97.8	89.6	9%	275.0	246.3	12%
Operating profit	12.7	7.3	75%	12.0	19.4	(38%)

Net income margin on a gross profit basis	15%	6%		4%	8%

Total comprehensive income	10.3	3.8	169%	9.0	17.5	(48%)
Diluted earnings per share	0.18	0.07	150%	0.15	0.23	(36%)

Non-IFRS Highlights
Contribution ex-TAC	100.3	92.6	8%	282.7	255.4	11%

Adjusted EBITDA	34.5	28.2	22%	78.4	81.3	(4%)
Adjusted EBITDA Margin on a Contribution ex-TAC basis	34%	30%		28%	32%

Non-IFRS net income	19.1	12.0	59%	35.9	40.9	(12%)
Non-IFRS diluted earnings per share	0.32	0.20	60%	0.61	0.66	(6%)

Third Quarter 2026 Financial Results Webcast and Conference Call Details

•	When: November 12, 2026, at 9:00 AM ET

•	Webcast: A live and archived webcast can be accessed from the Events and Presentations section of Nexxen’s Investor Relations website at https://investors.nexxen.com/

•	Participant Dial-In Numbers:

o	U.S. / Canada Toll-Free Dial-In Number: (888) 596-4144

o	U.K. Toll-Free Dial-In Number: +44 800 260 6470

o	International Dial-In Number: +1 (646) 968-2525

o	Conference ID: 4150652

About Nexxen

Nexxen is the advertising technology platform that delivers full-funnel performance powered by unique data and media. Comprised of a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core, we meet the demands of today’s converging media landscape with exclusive audience intelligence, automation and expertise.

Headquartered in Israel, Nexxen maintains offices throughout North America, Europe and Asia-Pacific and is traded on Nasdaq (NEXN). For more information, please visit nexxen.com.

For further information please contact:

Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Genevieve Wheeler, Senior Director of Communications

gwheeler@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for October, Q4 and full year 2026 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings, including anticipated benefits relating to nexAI, MCP and A2A interoperability and the Company's AI investment strategy; anticipated industry adoption of Nexxen TV Home Screen; Nexxen’s positioning for accelerated growth and continued future growth; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s plans with respect to its cash reserves as well as its future share repurchase programs, including the expected resumption of share repurchases; the Company’s plans to pursue strategic opportunities for its non-programmatic business lines and other targeted, smaller-scale strategic opportunities to accelerate programmatic revenue growth and expand capabilities, including its acquisition priorities and the expected accretive impact of any acquisition; the expected impact of the wind-down of RhythmInfluence; anticipated benefits from the Company’s strategic partnership with V (formerly VIDAA), as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, including risks related to tariff impacts or policy shifts (including trade negotiations or enforcement actions) that could materially affect market sentiment, consumer behavior and advertising demand; global conflicts and war, including the conflict involving Israel and Iran and related regional and international tensions, including U.S. military involvement, and the war and hostilities between Israel and Hamas, Hezbollah and the Houthis in Yemen, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends, and other negative developments in Nexxen’s business or unfavorable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report filed with the U.S. Securities and Exchange Commission (www.sec.gov) on Form 20-F. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in technology and development and sales and marketing and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income and Non-IFRS Earnings per Share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income to Adjusted EBITDA," and "Reconciliation of Net Income to Non-IFRS Net Income," included as part of this press release.

o	Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenue and cost of revenue (exclusive of depreciation and amortization) minus Performance (non-programmatic) media costs (“traffic acquisition costs” or “TAC”). Performance (non-programmatic) media costs represent the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core, non-programmatic Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by or presented in accordance with IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o	Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operation, tax expenses, financial income, net, depreciation and amortization, stock-based compensation expenses, restructuring and delisting related one-time costs. Adjusted EBITDA is included in the press release because it is a key metric used by management and our Board of Directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of Contribution ex-TAC.

o	Non-IFRS Net Income and Non-IFRS Earnings per Share: We define non-IFRS earnings per share as non-IFRS net income divided by non-IFRS weighted-average shares outstanding. Non-IFRS net income is equal to net income excluding amortization of acquired intangibles, restructuring, delisting related one-time costs and stock-based compensation expenses, and also considers the tax effects of non-IFRS adjustments. In periods in which we have non-IFRS net income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share include the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings per share is useful to investors for evaluating our ongoing operational performance and trends on a per share basis and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

Reconciliation of Total Comprehensive Income to Adjusted EBITDA

	Three months ended September 30			Nine months ended September 30
	2026	2025	%	2026	2025	%
($ in thousands)
Total comprehensive income	10,260	3,809	169%	9,015	17,456	(48%)
Foreign currency translation differences for foreign operation	171	399		(259)	(2,949)
Tax expenses	2,713	4,455		4,031	8,768
Financial income, net	(431)	(1,390)		(779)	(3,849)
Depreciation and amortization	17,375	16,080		51,442	46,868
Stock-based compensation expenses	4,431	4,844		13,632	13,453
Restructuring	-	-		1,323	-
Delisting related one-time costs	-	-		-	1,520
Adjusted EBITDA	34,519	28,197	22%	78,405	81,267	(4%)

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended September 30			Nine months ended September 30
	2026	2025	%	2026	2025	%
($ in thousands)
Revenue	102,934	94,791	9%	290,294	264,069	10%
Cost of revenue (exclusive of depreciation and amortization)	(17,576)	(16,262)		(52,802)	(39,518)
Depreciation and amortization attributable to cost of revenue	(14,328)	(12,944)		(42,260)	(37,769)
Gross profit (IFRS)	71,030	65,585	8%	195,232	186,782	5%
Depreciation and amortization attributable to cost of revenue	14,328	12,944		42,260	37,769
Cost of revenue (exclusive of depreciation and amortization)	17,576	16,262		52,802	39,518
Performance media cost	(2,585)	(2,229)		(7,582)	(8,712)
Contribution ex-TAC (Non-IFRS)	100,349	92,562	8%	282,712	255,357	11%

Reconciliation of Net Income to Non-IFRS Net Income

	Three months ended September 30			Nine months ended September 30
	2026	2025	%	2026	2025	%
($ in thousands)
Net income	10,431	4,208	148%	8,756	14,507	(40%)
Amortization of acquired intangibles	5,903	5,920		17,670	17,702
Restructuring	-	-		1,323	-
Delisting related one-time costs	-	-		-	1,520
Stock-based compensation expenses	4,431	4,844		13,632	13,453
Tax effect of Non-IFRS adjustments (1)	(1,686)	(2,954)		(5,502)	(6,321)
Non-IFRS net income	19,079	12,018	59%	35,879	40,861	(12%)

Weighted average shares outstanding—diluted (in millions) (2)	59.0	59.5		58.4	62.3

Non-IFRS diluted earnings per share (in USD)	0.32	0.20	60%	0.61	0.66	(6%)

(1)	Non-IFRS net income includes the estimated tax impact from the expense items reconciling between net income and non-IFRS net income

(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30	December 31
	2026	2025
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	152,911	133,308
Trade receivables, net	227,517	196,101
Other receivables	5,040	6,116
Current tax assets	1,701	1,809

TOTAL CURRENT ASSETS	387,169	337,334

Fixed assets, net	25,471	18,033
Right-of-use assets	34,452	27,005
Intangible assets, net	303,472	318,376
Deferred tax assets	8,225	9,407
Investment in shares	60,000	45,000
Other long-term assets	1,119	918

TOTAL NON-CURRENT ASSETS	432,739	418,739

TOTAL ASSETS	819,908	756,073

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	15,681	13,287
Trade payables	246,891	207,020
Other payables	40,237	41,282
Current tax liabilities	377	441

TOTAL CURRENT LIABILITIES	303,186	262,030

Employee benefits	226	213
Long-term lease liabilities	23,571	18,644
Deferred tax liabilities	2,123	515

TOTAL NON-CURRENT LIABILITIES	25,920	19,372

TOTAL LIABILITIES	329,106	281,402

SHAREHOLDERS’ EQUITY:
Share capital	329	324
Share premium	285,621	278,510
Other comprehensive income	607	348
Retained earnings	204,245	195,489

TOTAL SHAREHOLDERS’ EQUITY	490,802	474,671

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	819,908	756,073

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER

COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the nine months ended September 30		For the three months ended September 30
	2026	2025	2026	2025
	USD thousands		USD thousands

Revenues	290,294	264,069	102,934	94,791

Cost of revenues (Exclusive of depreciation and amortization shown separately below)	52,802	39,518	17,576	16,262

Research and development expenses	43,886	42,494	14,124	14,765
Selling and marketing expenses	100,622	90,530	31,615	30,369
General and administrative expenses	29,534	25,233	9,531	10,042
Depreciation and amortization	51,442	46,868	17,375	16,080

Total operating costs	225,484	205,125	72,645	71,256

Operating profit	12,008	19,426	12,713	7,273

Financing income	(2,746)	(5,685)	(1,015)	(1,944)
Financing expenses	1,967	1,836	584	554

Financing income, net	779	3,849	431	1,390

Profit before taxes on income	12,787	23,275	13,144	8,663

Tax expenses	4,031	8,768	2,713	4,455

Profit for the period	8,756	14,507	10,431	4,208

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	259	2,949	(171)	(399)

Total other comprehensive income (loss) for the period	259	2,949	(171)	(399)

Total comprehensive income for the period	9,015	17,456	10,260	3,809

Earnings per share
Basic earnings per share (in USD)	0.15	0.24	0.18	0.07
Diluted earnings per share (in USD)	0.15	0.23	0.18	0.07

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Share capital	Share premium	Other comprehensive income (loss)	Retained earnings	Total
	USD thousands

Balance as of January 1, 2026	324	278,510	348	195,489	474,671
Total comprehensive income for the period
Profit for the period	-	-	-	8,756	8,756
Other comprehensive income:
Foreign currency translation	-	-	259	-	259

Total comprehensive income for the period	-	-	259	8,756	9,015

Transactions with owners, recognized directly in equity
Own shares acquired	(7)	(7,146)	-	-	(7,153)
Share based compensation	-	14,042	-	-	14,042
Exercise of share options	12	215	-	-	227

Balance as of September 30, 2026	329	285,621	607	204,245	490,802

Balance as of January 1, 2025	377	362,507	(2,476)	170,446	530,854
Total comprehensive income for the period
Profit for the period	-	-	-	14,507	14,507
Other comprehensive income:
Foreign currency translation	-	-	2,949	-	2,949

Total comprehensive income for the period	-	-	2,949	14,507	17,456

Transactions with owners, recognized directly in equity
Own shares acquired	(53)	(90,006)	-	-	(90,059)
Share based compensation	-	12,228	-	-	12,228
Exercise of share options	8	435	-	-	443

Balance as of September 30, 2025	332	285,164	473	184,953	470,922

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended September 30
	2026	2025
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period	8,756	14,507
Adjustments for:
Depreciation and amortization	51,442	46,868
Net financing income	(969)	(4,008)
Loss on leases modification	8	44
Share-based compensation and restricted shares	13,632	13,453
Tax expenses	4,031	8,768

Change in trade and other receivables	(31,043)	24,495
Change in trade and other payables	40,852	(23,945)
Change in employee benefits	5	(27)
Income taxes received	1,098	539
Income taxes paid	(2,258)	(10,226)
Interest received	2,204	3,505
Interest paid	(1,401)	(1,588)

Net cash provided by operating activities	86,357	72,385

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	45	(89)
Payments on finance lease receivable	774	906
Acquisition of fixed assets	(20,819)	(9,327)
Repayment of debt investment	63	68
Investment in shares	(15,000)	(20,000)
Acquisition and capitalization of intangible assets	(15,548)	(12,866)

Net cash used in investing activities	(50,485)	(41,308)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(7,301)	(90,853)
Proceeds from exercise of share options	227	443
Leases repayment	(11,594)	(12,349)

Net cash used in financing activities	(18,668)	(102,759)

Net increase (decrease) in cash and cash equivalents	17,204	(71,682)

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	133,308	187,068

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	2,399	1,342

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	152,911	116,728